Question 77 H.  Changes in control of Registrant

Series 10 - AIG ESG Dividend Fund

During the period ended October 31, 2017, the AIG Active
Allocation Fund, an affiliate of the registrant (the Acquiring
Company), purchased shares of the AIG ESG Dividend Fund, which is a series of the registrant (the Acquired Fund), through a series of transactions. As of April 30, 2017, the Acquiring Company owned 28.7% of the Acquired Fund. As of
October 31, 2017, the Acquiring Company owned approximately 20.3% of the Acquired Fund.